Exhibit 3.1

                         CERTIFICATE OF INCORPORATION

                                      OF

                            DEL ENTERPRISES, INC.

The undersigned, a natural personal being more than eighteen years of age, acting as incorporator of a corporation pursuant to the provisions of the General Corporation Laws of the state of Delaware, does hereby adopt the following Articles of Incorporation for such corporation:

                                  ARTICLE I

      Name.      The name of the corporation is Del Enterprises, Inc.

                                  ARTICLE II

      Duration.  The duration of the corporation is perpetual.

                                 ARTICLE III

      Purpose. The purpose for which this corporation is organized is to transact or engage in any lawful business or activity, r to promote or conduct any legitimate object or purpose, under and subject to the laws of the state of Delaware, or any other state or nation wherein this corporation shall be authorized to transact business.

                                  ARTICLE IV
                                Capitalization

      Section 1. The stock of the corporation is of one class, namely common stock in the amount of fifty million (50,000,000) shares of the par value of $.001 each. There shall be no cumulative voting by shareholders. Each holder of the common stock shall be entitled to one vote for each share of common stock standing in his name on the books of the Corporation.

      Section 2. Except as may otherwise be provided by the Board of Directors, the shareholders shall have no pre-emptive rights to acquire any shares of this corporation.

      Section 3. The stock of the corporation, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the corporation. The common stock shall be issued for each consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Board of Directors as to the value of any property for shares shall be conclusive.

                                  ARTICLE V

      Registered Office. The address of the registered office of the corporation in the state of Delaware is 1209 Orange Street, in the city of Wilmington, country of New Castle. The registered agent in charge thereof at such address is The Corporation Trust Company. The corporation may maintain such of the offices, either within or out of the state of Delaware, as the board of directors may from time to time determine or the business of the corporation may require.

                                  ARTICLE VI

      Directors. The corporation shall be governed by a board of directors and shall have not less than one (1) nor more than seven (7) directors as determined, from time to time, b the board of directors. The original board of directors shall be comprised of three (3) persons. The names and mail addresses of the persons who are to serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are as follows:

      F. Doug Murrell               3800 Hudson Bend Road
                                    Austin, TX 78734

      Donald L. Gillespie           3800 Hudson Bend Road
                                    Austin, TX 78734

      Oren Childers                 3105 East Reno Street
                                    Oklahoma City, OK 73117

      Margaret Childers             3105 East Reno Street
                                    Oklahoma City, OK 73117

                                 ARTICLE VII

      Indemnification. As the board of directors may from time to time provide in the By-laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the state of Delaware.

                                 ARTICLE VIII
                            Limitation o Liability

      Section 1. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
      Section 2. Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

                                  ARTICLE IX

      Incorporator. The powers of the incorporator shall terminate upon the filing of this certificate of incorporation. The name and mailing address of the incorporator is:

      Ronald N. Vance               357 South 200 East, Suite 300
                                    Salt Lake City, UT 84111

                                  ARTICLE X

      By-Laws. The directors shall have the power to make and to alter or amend the by-laws of the corporation.

      Dated this 19th day of October, 1989.


                                         /s/ Ronald N. Vance
                                         Ronald N. Vance

State of Utah         }
                      } ss.
County of Salt Lake   }

      Be it remembered, that on this 19th day of October, 1989, personally appeared before me , a Notary Public, Ronald N. Vance, party to the foregoing certificate of incorporation, known to me personally to be such, and I having first made known to him the contents of said certificate, he did acknowledge that he signed, sealed and delivered the same as his voluntary act and deed, and deposed that the facts therein stated were truly set forth.

      Given under my hand and seal of office the day and year aforesaid.

[Notary Seal]                            /s/ Sally Richardson
                                         Notary Public
                                         Exp: 3-10-91